Exhibit 99.1

MultiMetaVerse Announces Term Sheet Signed to Acquire Equity Stake in Taomee

SHANGHAI, June 2, 2023 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, announced today that it has entered into a non-binding term sheet (the “Term Sheet”) with Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership) and Orient TM Ruibo Limited (each a “Seller”, and collectively, the “Sellers”). The Term Sheet updates certain terms regarding the proposed acquisition (the “Proposed Transaction”) of equity stake in Taomee group (the “Target Group”) by the Company and/or is affiliates, following the Company’s earlier announcement, dated January 12, 2023, of its entering of the letter of intent with Orient TM Ruibo Limited.

Yiran Xu, Chairman and CEO of MMV, stated “This is a remarkable milestone in the Proposed Transaction, and we are excited that we are moving forward with the Sellers to negotiate a share purchase agreement in the next step. We are conducting due diligence on the Target Group with the full support of Sellers and management of the Target Group. Currently we are actively working with parties in the negotiation of a share purchase agreement, and we expect to complete the Proposed Transaction in the second half of the year. We believe that the Proposed Transaction will expand our IP brand portfolio, improve our earning base and bring good value to shareholders of the Company.”

Founded in 2007, Taomee Holdings Limited is one of China’s leading entertainment and media companies for younger generations, with well-received original brands including “Mole’s World,” “Seer” and “Flower Angel.” The Target Group provides a variety of content and entertainment experiences through the internet via web games, mobile games and online broadcasted animations, as well as through traditional channels, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Taomee Holdings Limited, parent company of the Target Group, was listed on the New York Stock Exchange in 2011 as a leading entertainment and media company for younger generations in China. In 2016, it was taken private by Orient TM Ruibo Limited and certain management.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited
Investor Relations
E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.